Corey Kossack · 2nd

CEO @ Aspireship | Re-skilling the workforce for new careers in SaaS

Talks about #saas, #sales, #career, #startups, and #jobsearch

Scottsdale, Arizona, United States · **Contact info**

7,380 followers · **500+** connections

Aspireship

Arizona State University

Experience

Founder & CEO
Aspireship
Jun 2019 – Present · 2 yrs 5 mos
Scottsdale, AZ

Aspireship is a career development and hiring platform for the SaaS industry. We train and match high potential sales candidates with great SaaS companies looking to hire. We do this through an exclusive network of candidates who prove themselves through our proprietary training and assessment process, and also by providing tools to help companies better discover talent within their existing network. Learn more at www.aspireship.com.

Vice President & GM, Frederick
MINDBODY, Inc.
Apr 2018 – Jun 2019 · 1 yr 3 mos
Scottsdale, AZ

Acquired by Vista Equity Partners.

Led the integration of Frederick into the MINDBODY organization. Frederick now powers the MINDBODY and Booker premium product editions to bring AI driven marketing to b ...see more

CEO, Frederick
Booker Software
Aug 2015 – Apr 2018 · 2 yrs 9 mos

Acquired by MINDBODY.

Continued to operate as CEO of Frederick following the acquisition by Booker Software.

Founder & CEO
Frederick
Sep 2013 – Apr 2018 · 4 yrs 8 mos
San Francisco Bay Area

Acquired by Booker and MINDBODY.

Created the world's first marketing automation platform for local businesses that's powered by artificial intelligence. We call him Frederick, and he's the smartest marketing en ...see more

Director, Center for Entrepreneurs
Dell
2013 – 2014 · 1 yr
San Francisco, CA

Building Dell's relationships with top venture capital firms, angel investors, Fortune 500 innovation departments and fast-growth startups.

Show 5 more experiences ⌄

Education

Arizona State University
B.S., Computer Information Systems
2002 – 2006

- Barrett Honors College
- Dean's list
- Provost Scholar, Rodel Community Scholar

Catalina Foothills High School

